07005614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 2007 Washington, DC

SEC FILE NUMBER
8- ~~022822~~ 39988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trading Partners Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Strafford Avenue, Suite One
(No. and Street)

Wayne (City) Pennsylvania (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis G. Mitchell 610-975-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116 (Address) Wayne (City) Pennsylvania (State) 19087 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis G. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trading Partners, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Francis G. Mitchell
Signature

PRESIDENT
Title

Susan M. Taylor
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Susan M. Taylor, Notary Public
Radnor Twp., Delaware County
My Commission Expires Oct. 7, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADING PARTNERS, INC.

Financial Statements

December 31, 2006

TRADING PARTNERS, INC.

Table of Contents

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Trading Partners, Inc.
Wayne, Pennsylvania

We have audited the accompanying statement of financial condition of Trading Partners, Inc. (an S Corporation) as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trading Partners, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Beucler, Kelly & Irwin, Ltd.

February 28, 2007 — Beucler, Kelly & Irwin, Ltd.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3388 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

TRADING PARTNERS, INC.
Statement of Financial Condition
December 31, 2006

Assets

Current Assets		
Cash and cash equivalents	$	56,288
Commissions receivable		6,582
Prepaid expenses		1,015
Total Current Assets		63,885
Property and Equipment		
Equipment, net of accumulated depreciation of of $12,404		1,809
Total Property and Equipment		1,809
Other Assets		
Investments		58,501
Travel advances		6,500
Rental deposits		120
Total Other Assets		65,121
Total Assets	$	130,815

Liabilities and Stockholder's Equity

Current Liabilities		
Accounts payable and accrued expenses	$	11,419
Total Current Liabilities		11,419
Stockholder's Equity		
Common stock (.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding)		10
Paid-in capital		90,385
Retained earnings		0
Accumulated other comprehensive income		29,001
Total Stockholder's Equity		119,396
Total Liabilities and Stockholder's Equity	$	130,815

See Accompanying Notes.

TRADING PARTNERS, INC.
Notes to Financial Statements
December 31, 2006

Note 1 – Organization and Line of Business

Trading Partners, Inc. was incorporated in Pennsylvania on June 10, 1988. The Company is a NASD registered broker dealer and realizes commission income from securities trading on behalf of institutional investment firms and others located throughout the United States. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an initial maturity date of three (3) months or less to be cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Commission Income

Commission income and related expenses are recognized on a settlement date basis.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code and under the Pennsylvania law. Accordingly, it is not subject to any federal or state income taxes. The stockholders are required to include in their income tax returns their share of the Company's taxable income or loss.

Pension Expense

The Company maintains a SAR - SEP Plan for all of its employees. An employee may defer up to the lesser of 25% of compensation or $15,000 in 2006 and the employer may make a discretionary contribution. The Company made no discretionary contributions in 2006.

Note 2 – Summary of Significant Accounting Policies - Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Liabilities Subordinated to Claims of Creditors

There are no liabilities subordinated to claims of creditors at December 31, 2006.

Note 4 – Net Capital Requirements

The Company is subject to the Securities an Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which required the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $93,510 which was $88,510 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.131 to 1.

Note 5 – Customer Research Advances and Unearned Commissions

The Company provides various investment-related research services to certain of its customers and by agreement is compensated for these services in the form of brokerage commissions in an amount equal to or greater than the cash value of the services. Research service expenses and the related revenue are recognized in the month in which the expense is paid. At December 31, 2006, the Company's cash value of services provided exceeded the commission income received in the amount of $533 which is included commissions receivable.

Note 6 – Commission Income

Commission income represents $494,293 of commissions earned net of $80,296 of commission rebates to customers.

Note 7 – Investments

The investments held by the Company are stated at quoted market value. Investments are accounted for as available-for-sale securities. At December 31, 2006, investments consist of the following:

Quantity	Investment	Cost	Market Value	Unrealized Gain
1,900	The NASDAQ Stock Market, Inc. – Common stock	$ 29,500	$ 58,501	$ 29,001
		$ 29,500	$ 58,501	$ 29,001

Note 8 – Leases

The Company leases office space from its sole stockholder under a year to year lease. Rent expense paid to the stockholder in 2006 was $20,000.

Note 9 – Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposited with financial institutions, which exceed FDIC insured limits from time to time.

END